SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Navios Maritime Partners L.P.

(Name of Issuer)
Common Units, representing limited partner interests

(Title of Class of Securities)
Y62267102
(CUSIP Number)
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
With a copy to:
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
The Chrysler Center
666 Third Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
July 1, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

SCHEDULE 13D
CUSIP No.	Y62267102	13D

1	NAME OF REPORTING PERSON Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of The Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,131,415 Common Units*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,131,415 Common Units*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,131,415 Common Units*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%

14	TYPE OF REPORTING PERSON

CO
* Upon the closing of the Navios Maritime Partners L.P. (the “Issuer”) initial public offering on November 16, 2007 (the “Offering”), of common units (“Common Units”) representing limited partner interests in the Issuer, Navios Maritime Holdings Inc. (the “Reporting Person”) beneficially owned 7,621,843 subordinated units of the Issuer. Subject to the satisfaction of certain conditions discussed in Item 6 below, the subordinated units are convertible into Common Units on a one-for-one basis. In addition, the Reporting Person owns 100.0% of Navios GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2.0% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. In addition to these holdings, and as further described in Items 3 and 4, below, on July 1, 2008, the Issuer issued to the Reporting Person, pursuant to a Share Purchase Agreement, between the Issuer and Anemos Maritime Holdings Inc. (“Anemos”), a wholly-owned subsidiary of the Reporting Person, 3,131,415 Common Units as part of the aggregate consideration in exchange for all the issued and outstanding shares of Aurora Shipping Enterprises Ltd. (“Aurora Shipping”), a wholly-owned subsidiary of Anemos and the owner of the vessel “Navios Aurora I” (the “Navios Aurora”). In order for the General Partner to maintain its 2.0% general partner interest in the Issuer, the General Partner elected to contribute approximately $920,000 to the Issuer in exchange for 63,906 general partner units representing general partner interests in the Issuer, resulting in a total of 433,740 general partner units held by the General Partner as of July 1, 2008.

Page 2 of 12 pages

     Item 1. Security and Issuer
     This statement on Schedule 13D relates to Common Units, representing limited partner interests in the Issuer, a limited partnership organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 85 Akti Miaouli Street, Piraeus, Greece 185 38.
     Item 2. Identity and Background
     The Reporting Person is a corporation existing under the laws of the Republic of the Marshall Islands, with principal executive offices at 85 Akti Miaouli Street, Piraeus, Greece 185 38. The Reporting Person owns 100.0% of the General Partner, a limited liability company organized under the laws of the Republic of The Marshall Islands.
     The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.
     In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she/it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Page 3 of 12 pages

     Item 3. Source and Amount of Funds or Other Consideration
     On July 1, 2008, the Issuer issued to the Reporting Person 3,131,415 Common Units as part of the aggregate consideration of $80.0 million (consisting of $35.0 million in cash and $45.0 million corresponding to 3,131,415 Common Units at $14.3705 per unit, which was the volume weighted average price of the Common Units on the New York Stock Exchange for the 10 business days immediately prior to July 1, 2008) in exchange for all of the issued and outstanding shares of Aurora Shipping. Aurora Shipping is the registered owner of the Navios Aurora.
     In addition to the foregoing transaction, on July 1, 2008, in order for the General Partner to maintain its 2.0% general partner interest in the Issuer, the General Partner elected to contribute approximately $920,000 to the Issuer in exchange for 63,906 general partner units representing general partner interests in the Issuer, resulting in a total of 433,740 general partner units held by the General Partner as of July 1, 2008.
     The Issuer also granted the Reporting Person rights providing for the registration of the resale of the Common Units issued in connection with the acquisition of the Navios Aurora.
     Item 4. Purpose of Transaction
     The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3 above.
     As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D (except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers).
     Pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner, the management of the General Partner is vested exclusively in its members. The Reporting Person, as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner. Pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), the General Partner controls the appointment of three of the seven members of the Issuer’s board of directors. Therefore, through the right to manage the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Person’s investment.
     The subordinated units owned of record by the Reporting Person are convertible into Common Units on a one-for-one basis once certain financial tests are met, or in the event the General Partner is removed without cause.
Page 4 of 12 pages

     In addition, the General Partner may not be removed from its position as General Partner of the Issuer unless 66-2/3% of the outstanding units, voting together as a single class, including units held by the General Partner and its affiliates vote to approve such removal. Consequently, the ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the ability to prevent the General Partner’s removal. As of July 1, 2008, the Reporting Person owns a 100.0% interest in the General Partner and 51.6% of the outstanding units of the Issuer, including a 2.0% interest through its ownership of the General Partner. Because the Reporting Person controls more than 33-1/3% of the outstanding units of the Issuer, it can prevent the removal of the General Partner.
     Moreover, although the unitholders of the Issuer have the same voting rights, should at any time, any person or group, other than the Issuer’s General Partner, its affiliates, their transferees, or persons who acquired such units with the prior approval of the Issuer’s board of directors, own beneficially more than 4.9% or more of any class of units then outstanding, any such units owned by such person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to the Issuer’s board of directors, determining the presence of a quorum or for other similar purposes unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less that 4.9% of the voting power of all the classes of units entitled to vote. Thus, given the Reporting Person’s aforementioned interest in the Issuer, including its interest through the General Partner, the Reporting Person has the ability to control the outcome of unitholder votes on certain matters.
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, on November 14, 2007 (Reg. No. 333-146972), which is incorporated by reference in its entirety in this Item 4.
     Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person beneficially owns 3,131,415 Common Units, representing 23.0% of the outstanding Common Units of the Issuer. In addition, the Reporting Person beneficially owns 7,621,843 subordinated units of the Issuer, representing 100.0% of the Issuer’s subordinated units, and 433,740 General Partner Units through its ownership of the General Partner. Thus, as of July 1, 2008 the Reporting Person owns 51.6% of the outstanding units of the Issuer, including a 2.0% interest through its ownership of the General Partner. As described in Item 6 below, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.
     (b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units and subordinated units owned by the Reporting Person.
Page 5 of 12 pages

     (c) Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past sixty days.
     (d) Except for the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference in this Item 6.
     Registration Rights Agreement
     Pursuant to the terms of a Registration Rights Agreement , the Reporting Person has the right, subject to some conditions, to require the Issuer to file one or more registration statements covering the resale of the Common Units issued in connection with the acquisition of the Navios Aurora.
     Omnibus Agreement
     Under the terms of an Omnibus Agreement entered into at the closing of the Issuer’s initial public offering (the “Omnibus Agreement”), among the Issuer, the Reporting Person, the General Partner and the Issuer’s operating subsidiary, among other things:
•	the Reporting Person agreed, and undertook to cause its controlled affiliates (other than the Issuer, the Issuer’s subsidiaries and the General Partner) to agree, among other things, not to acquire or own Panamax or Capesize drybulk carriers under charter for three or more years other than pursuant to certain exceptions enumerated in the Omnibus Agreement. The Issuer agreed, and undertook to cause its subsidiaries to agree to only acquire, own, operate or charter Panamax or Capesize drybulk carriers with charters of three or more years unless certain exceptions enumerated in the Omnibus Agreement apply.

•	The Reporting person granted, and undertook to cause its subsidiaries to grant to the Issuer a right of first offer on any proposed sale, transfer or other disposition of any Panamax or Capesize drybulk carrier under charter for three or more years it might own, and the Issuer agreed, and undertook to cause its subsidiaries to agree, to grant a similar right of first offer on any proposed sale, transfer or other disposition of any Panamax or Capesize drybulk carriers and related charters or any Non-Panamax or Non-Capesize Drybulk Carriers and related charters owned or acquired by it.
Page 6 of 12 pages

•	The Reporting Person undertook to indemnify the Issuer for a period of five years against certain environmental and toxic tort liabilities to the extent arising prior to November 16, 2007. There is an aggregate cap of $5.0 million on the indemnity coverage provided by the Reporting Person for such environmental and toxic tort liabilities. Also, there is a deductible of $500,000 from such indemnity coverage of the Reporting Person.

•	Also, the Reporting Person agreed to indemnify the Issuer for liabilities related to:
•	Certain defects in title to the assets contributed to the Issuer and any failure to obtain, prior to the closing of the Offering, certain consents and permits necessary to conduct the Issuer’s business, if such liabilities arise within three years after the closing of the Offering; and
•	Certain income tax liabilities attributable to the operation of the assets contributed to the Issuer prior to the time they were contributed.
     First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P.
     Cash Distributions
     Pursuant to the terms of the Partnership Agreement, the Issuer agreed to make minimum quarterly distributions of $0.35 per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses. Also, the Issuer contemplated paying any cash distributions that would be made each quarter to its unitholders in the following manner:
•	First, 98.0% to the holders of Common Units and 2.0% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

•	Second, 98.0% to the holders of subordinated units and 2.0% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unit has received a distribution of $0.4025.
     If cash distributions per unit exceeded $0.4025 in any quarter, the General Partner would receive increasing percentages, up to a maximum of 50.0% (including its 2.0% general partner interest) of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”
     Conversion of Subordinated Units
Page 7 of 12 pages

     Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (i.e., the period subordinated units are outstanding) the subordinated units are entitled to receive the minimum quarterly distribution of $0.35 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
     The subordination period will extend until the first day of any quarter, beginning after December 31, 2011, that each of the following tests are met:
•	distributions of available cash from Operating Surplus (as defined in the Partnership Agreement) on each of the outstanding Common Units and subordinated units equals or exceeds the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the Adjusted Operating Surplus (as defined in the Partnership Agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding Common Units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2.0% General Partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the Common Units.
     If the unitholders remove the General Partner without cause, the subordination period may end. Thus, upon the occurrence of such an event, the subordination period may end before December 31, 2011.
     When the subordination period ends, all remaining subordinated units will convert into Common Units on a one-for-one basis.
     In addition, the subordination period will automatically terminate and the subordinated units will convert into Common Units on a one-for-one basis if the following tests are met:
•	distributions of available cash from Operating Surplus on each of the outstanding Common Units, subordinated units and General Partner Units equals or exceeds $2.10 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding the date of determination; and

•	the Adjusted Operating Surplus generated during the four-quarter period immediately preceding the date of determination equals or exceeds the sum of a distribution of $2.10 per unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding Common Units, subordinated units and General Partner Units on a fully diluted basis; and
Page 8 of 12 pages

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the Common Units.
     Call Right
     Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates, including the Reporting Company, own more than 80.0% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.
     Amended and Restated Limited Liability Company Agreement of Navios Maritime Partners L.L.C.
     Under the Amended and Restated Limited Liability Company Agreement of the General Partner, the Reporting Person has the right to exercise the management of the General Partner and appoint and elect its officers.
     To the best of the Reporting Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.
     Item 7. Material to be Filed as Exhibits
A.	Registration Rights Agreement (filed as Exhibit 99.3 to the Issuer’s Report on Form 6 -K, filed July 2, 2008, and incorporated herein by reference).

B.	First Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. (filed as Appendix A to the Issuer’s final prospectus (Reg. No. 333-146972), filed November 14, 2007, and incorporated herein by reference).

C.	Omnibus Agreement (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1 (Reg. No. 333-146972), filed October 26, 2007, and incorporated herein by reference).
Page 9 of 12 pages

D.	Amended and Restated Limited Liability Company Agreement of Navios GP L.L.C. (filed as Exhibit 3.6 to the Issuer’s Registration Statement on Form F-1 (Reg. No. 333-146972), filed October 26, 2007, and incorporated herein by reference).
Page 10 of 12 pages

     Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Holdings Inc.

Date: July 23, 2008	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Page 11 of 12 pages

SCHEDULE A
Directors and Executive Officers of the Reporting Person:

Principal Occupation or Employment and
Name and Position	Principal Business Address	Citizenship
Angeliki Frangou	Navios Maritime Holdings Inc.	Greece
Chairman of the Board and	85 Akti Miaouli Street
Chief Executive Officer	Piraeus, Greece 185 38
George Achniotis	Navios Maritime Holdings Inc.	Cyprus
Chief Financial Officer	85 Akti Miaouli Street
Piraeus, Greece 185 38
Ted C. Petrone	Navios Maritime Holdings Inc.	United States
President of Navios	85 Akti Miaouli Street
Corporation and Director	Piraeus, Greece 185 38
Michael E. McClure	Navios Maritime Holdings Inc.	United States
Senior Vice President –	85 Akti Miaouli Street
Corporate Affairs	Piraeus, Greece 185 38
Vasiliki Papaefthymiou	Navios Maritime Holdings Inc.	Greece
Executive Vice President –	85 Akti Miaouli Street
Legal, Secretary and Director	Piraeus, Greece 185 38
Anna Kalathakis	Navios Maritime Holdings Inc.	Greece
Senior Vice President – Legal	85 Akti Miaouli Street
Risk Management	Piraeus, Greece 185 38
Spyridon Magoulas	Status Center	Greece
Director	41 Athinas Avenue
Vouliagmeni, Greece 166 71
John Stratakis	Poles, Tublin, Stratakis, Gonzalez & Weichert, LLP	United States
Director	46 Trinity Place
New York, NY 10006
Rex W. Harrington	18 Rykens Lane	England
Director	Betchworth, Surrey
RH3 7AB, United Kingdom
Allan Shaw	Shaw Strategic Capital LLC	United States
Director	641 Lexington Ave.
New York, NY 10022
Page 12 of 12 pages